# Code of business conduct

## What we do is who we are

## Our moral compass

Policy contact: corporate.secretariat@bell.ca

Bell

What’s Inside

If you have any question regarding this Code of Business Conduct, please e-mail corporate.secretariat@bell.ca or contact the Business Conduct Help Line available at clearviewconnects.com (a Mitratech hotline enterprise) on a 24/7 basis or by calling 1 866 298 2942 (toll free).

PAGE i © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

A Message from our President and Chief Executive Officer
Building on Bell’s legacy of service while continuing to achieve our purpose of advancing how Canadians connect with each other and the world comes with tremendous responsibility to our stakeholders. We must all achieve the highest standards of ethical and professional conduct in our work, including understanding and abiding by the values and requirements set out in the Bell Code of Business Conduct.
The Bell Code of Business Conduct explains the laws and regulations that apply to our business and provides clear guidelines for ethical conduct related to interactions with customers, fellow team members, partners and the public; confidentiality and safeguarding of information and assets; stock trading and other public company regulations; engaging on social media; and more.
All team members are required to complete training in the Code of Business Conduct when they join the company, affirm that they have reviewed the Code annually, and refresh their training in the Code every 2 years.
We understand that Bell’s continued leadership depends on the trust and support of all our stakeholders. Our Code of Conduct is a key part of that commitment, and I thank you for making it part of the way you work.
Mirko Bibic
President and Chief Executive Officer
BCE Inc. and Bell Canada
Our goal:
Advancing how Canadians connect with each other and the world
Bell’s 4 Strategic priorities

Provide the best fibre internet and 5G wireless networks	Unlock potential for businesses with technology solutions

Put Customer First	Build a digital media and content powerhouse
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1INTRODUCTION
The Bell Canada Code of Business Conduct sets out the values and standards that guide every aspect of our work.
Every day, we manage a broad range of responsibilities, including the prevention of conflicts of interest, protection of company assets, maintenance of privacy and confidentiality, and constant demonstration of respect and integrity towards customers, the public, shareholders, suppliers, colleagues, and competitors. We are also focused on promoting a diverse, safe, and healthy workplace, as well as safeguarding the environment.
Acting responsibly is vital to achieving sustainable business success and supports our corporate purpose: advancing how Canadians connect with each other and the world.
The Code’s rules and guidelines for ethical behaviour, grounded in Bell’s values and applicable laws, reinforce our focus on providing excellent customer service, a work environment that recognizes achievement and values individuals, and responding to the needs of the communities we serve.
1.1Scope: Who Does the Code Apply To?
The Code applies to everyone at Bell, including all directors, executives and employees of BCE Inc., Bell Canada and their subsidiaries. Throughout the Code, we will refer to these companies as Bell.
1.2Objectives
Collectively, we undertake to:
•perform our work duties and conduct our business relationships with integrity and in a straightforward, honest and fair manner
•comply with laws that apply to us as well as with Bell policies and procedures
•avoid conflicts of interest
•maintain a safe, healthy and secure workplace that encourages open communication and mutual respect
•protect the environment and use energy and other resources efficiently
•support a culture in which ethical conduct is recognized, valued and exemplified, and
•promptly report issues relating to the Code and potential violations, non-compliance with applicable laws, regulations or company policies or procedures and any other emergencies
1.3Expectations of People Leaders
We are all expected to perform our jobs with integrity and in a straightforward, honest and fair manner. If you are a manager or executive, you can help reinforce our values by:
•ensuring that the people you supervise understand their responsibilities under the Code and Bell policies
•finding opportunities to discuss the Code and reinforce the importance of ethics and compliance with employees
•creating an environment where employees feel comfortable raising concerns to you or other ethics resources without fear of retaliation
•never encouraging or directing employees to deliver business results at the expense of ethical conduct
•always acting to stop violations of the Code, Bell policies or the law by those you supervise, and
•ensuring that all employees have access to the Code (online or in paper format), that they know, understand and comply with its provisions and that they complete the annual review and sign off process

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1.4    Penalties for Violations
Disciplinary action, including being suspended, with or without pay, up to dismissal will be taken should an employee, manager or executive:
•violate the Code or a Bell policy, disregard proper procedures or ask others to violate the Code or a Bell policy
•deliberately fail to promptly report a violation or withhold relevant information concerning a violation
•fail to cooperate in the investigation of a known or suspected violation, or
•take action against an employee who reports a violation or breach of the Code or other policy
1.5    Annual Review and Sign Off
To demonstrate our commitment to the shared values and standards described in the Code, all employees, managers, executives and members of the Board of Directors must certify annually that they have reviewed and follow the Code. A copy of these certifications can be found at Attachments 1A and 2A. All employees must also take the online course on the Code at least every two years.
1.6    Reporting a Misconduct or Violation of the Code – The Business Conduct Help Line
Individual responsibility does not mean you are on your own when facing an ethical issue. Don’t be reluctant to ask any questions you might have on the Code or raise issues.
As part of Bell’s commitment to the highest standards of ethics, employees, contractors, suppliers, partners and other stakeholders are encouraged to promptly report any actual or potential misconduct, Code or other Bell policy violations, fraud, misappropriation of business property or any other illegal or unethical act or behaviour, including accounting, internal accounting controls or auditing matters by an employee of Bell or by any business unit of Bell.
⇛ Bell’s commitments:
•any submission made by an employee regarding an unethical behaviour will be treated on a confidential and anonymous basis, unless specifically permitted to be disclosed by the employee or unless required by law
•submissions will only be disclosed to those persons who have a need to know to properly carry out an investigation of the potential unethical behaviour
•any employee who in good faith reports an unethical behaviour will be protected from threats of retaliation, discharge or other types of sanctions that are directly related to the disclosure of such unethical behaviour, and
•no employee will be penalized for inquiring, in good faith, about apparently unethical behaviour or for obtaining guidance on how to handle suspected illegal acts or policy violations

An unethical behaviour may be reported to your manager. If this won’t meet your needs, is inappropriate, does not provide the necessary level of confidentiality or if you otherwise prefer, you can contact our confidential and anonymous Business Conduct Help Line at clearviewconnects.com (a Mitratech hotline enterprise) on a 24/7 basis or by calling 1-866-298-2942 (toll free). You may also contact the Corporate Secretary or the Chair of the Audit Committee.

You can also consult the Complaint Procedures for Accounting and Auditing Matters on the policies and ethics section of the Bellnet site.
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2OUR PRINCIPLES OF ETHICAL CONDUCT
2.1Human Rights
Bell is dedicated to respecting its employees' human rights and ensuring fair and dignified treatment. The company is informed by internationally recognized standards, upholds rights to equality, liberty, free expression, and a discrimination-free workplace, and opposes forced and child labour by requiring supplier compliance.
For more details, see the Human Rights Bellnet site. Information about data protection is available in the Privacy Policy, Employee Privacy Policy, and on the privacy section of the Bellnet site.
2.2    Personal Integrity
Ethical behaviour is an essential part of our job and is a personal responsibility we all share. It means conducting ourselves with integrity, honesty and respect. It involves thinking through the possible effect of our decisions on employees, customers, business partners, investors, and the communities in which we live and work.
Many aspects of our business are governed by laws and regulations. Compliance with these laws and regulations is basic to ethical conduct. Bell and its directors, executives, managers and other employees are expected to comply with the laws, rules and regulations of all countries in which we operate, as well as the expectations and requirements of our various regulators.
Ethical behaviour, however, goes beyond mere compliance with the law. The bottom line is that ethical behaviour is about doing what’s right. It’s not always easy or obvious but this Code is designed to provide you with a guide whenever you need it.
⇛ When faced with a situation that is not covered in the Code or by a specific Bell policy or guideline, consider some basic questions:
•Is it consistent with our core values? Does your gut tell you that you are doing what’s right?
•Is it legal? If you think an action may be illegal, do not proceed. If you need information about which laws apply in a given situation, talk with your manager, who can consult with our legal team.
•Would you feel okay if your action was made public? Consider if you would make the same decision if it was reported in the media. Consider how others might view it. Would you be able to look your manager, peers or your family in the eye and say you did the right thing?
Assuming personal responsibility for our actions means we can’t blame someone else for our behaviour. Conversely, no one (not even a leader or manager) can force us to commit an illegal or unethical act     that may damage Bell’s reputation, or our own.

We have a duty to report illegal acts or violations of the Code or Bell policies. Turning a blind eye to wrongdoing – in effect condoning such behaviour – is itself unethical. See section 1.6 for ways that are available to you to report unethical conducts.

Any breach of the Code or Bell policies or evidence of illegal behaviour will be taken very seriously. Depending on the nature and severity of the case, employees who breach the Code, violate Bell policy or commit an illegal act will face immediate discipline, up to and including dismissal, as well as possible civil or criminal prosecution.
2.3    Conflicts of Interest
As employees, managers and executives, our business loyalty rests in placing Bell’s interests – including those of its customers and shareholders – before our personal interests and relationships.
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A conflict of interest arises whenever we allow, or appear to allow, personal interests or relationships to impair our judgment and ability to make decisions with integrity and honesty. By thinking of ourselves or our relationships first, we may act in a way that is damaging, or potentially damaging, to Bell. We may also harm our personal reputation.
We must not use our position to influence or bypass Bell procedures, or improperly take advantage of information we have access to by virtue of our position, for personal gain nor for the benefit of our family, friends, colleagues or anyone else.

Q: How can I tell if I am in a conflict of interest?
A: If you are not sure about a particular situation, obtain the guidance you need. Start by asking yourself the following questions:
• Am I following proper Bell procedures?
• Do I stand to potentially gain personally from my actions?
• Can my actions potentially result in a financial or other advantage for myself, a near relative (which would include a spouse, sibling, parent, child, or in-law), friend or other relationship?
• Am I uncomfortable discussing this with my manager or fellow employees?
• Would I act differently if a friend or near relative or relationship weren’t involved?

If there is an actual or potential conflict of interest, you must disclose it immediately to your manager (who must disclose it to HR) and complete Attachment 2B at the end of the Code. The company will take appropriate measures to avoid or resolve any conflict of interest or the appearance of such a conflict.
If you have any doubts about a possible conflict, raise the matter with your manager and/or consult with HR specialists at ASK HR. You can also contact the Corporate Secretariat’s Office at corporate.secretariat@bell.ca or if you prefer to ask the question anonymously you can submit your question to the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
2.3.1Conflicts of Interest Relating to Family and Personal Relationships
Sometimes our work and personal lives intersect. We must strive to keep our workplace free from actual, potential or perceived conflicts of interest that may arise from personal relationships.
⇛ To help identify a conflict of interest, ask yourself, could my personal interests interfere with those of Bell or appear that way to others?
To avoid a conflict of interest, or prevent a situation from developing into a conflict of interest, you must immediately inform your manager if, for example:
•you are considering hiring a near relative, friend or relationship
•you are involved in a sexual or romantic relationship (including, but not limited to, being married, engaged, dating, living common law) with a co-worker within the same reporting structure
•you transact business on behalf of Bell with a near relative, friend or relationship
•you have been employed by a competitor within the last two years, or
•a near relative, friend or relationship works for a supplier or competitor or has a financial interest in or is a major shareholder of a supplier or competitor
If you are concerned that you may be in a conflict of interest, speak to your manager and/or consult with HR specialists at ASK HR or should you require anonymity contact the Business Conduct Help Line for further guidance.
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After following the above process, you must also disclose the conflict or potential conflict of interest immediately by sending the form Disclosure of conflict of interest or potential conflict of interest (Attachment 2B of the Code) to the Corporate Secretary’s Office at corporate.secretariat@bell.ca and disclose it at your next online annual review of the Code.

Q: My partner has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?
A: Yes. Someone could claim that Bell is giving your partner business because you are a Bell employee. You should notify your manager and make sure you are not involved in any decisions regarding your partner’s company. This relationship should be disclosed in your annual online review of the Code.

2.3.2    Conflicts of Interest Relating to Supplier-Funded Incentive Programs
Supplier-funded incentive programs, often offered to sales employees by suppliers seeking to sell their products, may only be arranged through an authorized program administrator who does not work with the eligible employees.
The program administrator shall ensure there is no conflict between Bell’s marketing strategy and the supplier’s incentive program.
For further information, please refer to the Guidelines for Incentive and Recognition Programs on the human resources section of the Bellnet site.
2.3.3    Conflicts of Interest Arising from Outside Employment and Similar Activities
We all have a right to do what we want during our non-working hours. This could include holding another job in which we use the skills and experience acquired through our work at Bell. However, we must ensure that our outside employment or other activities do not conflict, or appear to conflict, with Bell’s business or with our ability to fulfill our duties as employees.
⇛ As a general guideline, you may not:
•work for an organization that competes with Bell or operate a business or promote a third party’s line of products or services that compete with those offered by Bell
•use Bell’s time, materials and facilities in paid or unpaid work for other organizations (for example, to support a charitable community project), unless specifically authorized in writing by senior management (CP4 or higher). Where such authorization has been obtained, as per the Bell Community Investment Policy, no company products or services (such as wireline telecommunication services, Internet services, handsets, etc.) may be provided in-kind
•accept outside employment or engage in any activity that may prevent you from performing your job at Bell fully and competently, or
•contribute to or support any political group or political activity on behalf of Bell, unless specifically authorized by the appropriate Bell department responsible for government relations
To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss any planned outside business activities with your manager or consult with HR specialists at ASK HR or should you require anonymity contact the Business Conduct Help Line for further guidance.
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Q: I am a Bell technician who installs circuitry for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?
A: No. You cannot engage in any outside activity that might take business away from Bell or any of its subsidiaries. Furthermore, as an employee, you are expected to contribute your energy and ideas to your job as an installer for Bell.

Q: As a customer service representative I happen to respond to my brother’s telephone call inquiring about a charge on his account for TV services.  Can I respond to this call and make adjustments, if any, to my brother’s account?
A: No. Employees are not allowed to access or make changes to the billing accounts of their families and friends, including accessing their own or invoicing themselves.

2.3.4    Conflict of Interest Guidelines for Executives and External Directorships
In addition to the conflict of interest guidelines noted above, in respect to all persons who are executives (i.e. Vice-President and above), a conflict of interest may also arise:
•when there is an outside interest which materially encroaches on time or attention which should be devoted to Bell’s affairs or so affects the executive's energies as to prevent the executive from devoting the executive’s full abilities to the performance of duties
•where an executive or any of the executive’s near relatives, friends or relationships has a direct or indirect interest in or relationship with any outsider, such as a supplier (whether of goods or services), customer, agent or competitor of Bell or its subsidiary and associated corporations, or with a person in a position to influence the actions of an outsider, which is inherently unethical or which might be implied or construed to:
•give rise to a possible personal gain or favour to the executive involved, or any of the executive’s near relatives, friends or relationships due to the executive's actual or potential power to influence dealings between Bell and the outsider
•render the executive partial toward the outsider for personal reasons, or otherwise inhibit the impartiality of the executive's business judgement or the executive’s desire to serve only Bell’s best interests in the performance of the executive functions
•place the executive or Bell in an equivocal, embarrassing or ethically questionable position in the eyes of the public or any external monitoring body, or
•reflect unfavourably on the integrity of the executive or Bell
•where an executive or any of the executive’s near relatives, friends or relationships makes use of any non-public information, such as information for internal use, or of a confidential nature, proprietary, insider, privileged or government classified nature or customer information, entrusted to or obtained by the executive in the conduct of Bell’s business to benefit the executive or any of the executive’s near relatives, by selling or making available such information to interests outside Bell, or uses the information in any other manner to further the executive’s interest(s), or the interest(s) of any of the executive’s near relatives, or
•where an executive or any of the executive’s near relatives, friends or relationships has any direct or indirect interest or relationship which is actually or potentially harmful or detrimental to Bell’s best interests
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Executives are required to disclose any actual or potential conflicts of interest by providing written notice to their leader and with a copy to the Corporate Secretary at corporate.secretariat@bell.ca. The leader, the Corporate Secretary and a representative of the HR department or, as applicable, the EVP, Corporate Services and Chief Human Resources Officer, will evaluate the notice to determine the seriousness and potential impact of the conflict and decide on the appropriate action.
External Directorships
Executives are allowed to be appointed to the board of directors of a company other than a Bell company provided that such appointment:
•will not create conflicts of interest either for the executive or for any Bell company
•will contribute to the development of the executive or will benefit Bell either directly or indirectly (this criterion does not apply to boards of not-for-profit companies)
•will not be at the expense of the executive’s corporate responsibilities, and
•will not impose an undue burden on the executive
Provided the above criteria are met, before accepting an external directorship appointment on a for profit Board, an executive shall, through the executive’s leader, seek and obtain clearance from the President and Chief Executive Officer. If appointed, the executive must then disclose such fact to the Corporate Secretary’s Office promptly. Prior approval is not required for most not-for profit Boards but executives should advise their leaders and the Corporate Secretary’s office.
Executives should however understand that the BCE group companies’ D&O Insurance policy will not be applicable unless the executive’s appointment is made at the request of Bell.
2.4Loans, Gifts and Entertainment
2.4.1Loans from Bell
We do not accept, whether directly or indirectly, any loan or guarantee of obligations from Bell that are for our personal benefit.
2.4.2Business Gifts & Entertainment
We acknowledge that fostering relationships with customers and suppliers is a fundamental aspect of business operations, and that the exchange of gifts and benefits may occur in this context. However, under no circumstances are you to solicit, accept, offer or give bribes, kickbacks or facilitation payments, either directly or indirectly (including for example through a contractor or consultant acting on Bell’s behalf).
⇛ The bottom line is to ensure that anything received or given has no influence or perceived influence on our ability to make fair, objective, business decisions. If an inappropriate gift is sent to you or is accepted by mistake, return it promptly.
Here are the rules you must follow (including during traditional gift giving season) when dealing with gifts and benefits, received from or given to, customers and suppliers:
Do Not:
•solicit, accept, offer or give gifts, gratuities, favours or hospitality from or to suppliers or customers, which may compromise, or appear to compromise, our ability to make fair, objective, business decisions or may unfairly influence a business interaction
•solicit or encourage gifts, hospitality, entertainment or any other thing for personal use, or
•accept gifts having a monetary value; for example, gift certificates, cash, services, discounts or loans

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You may:
•offer reasonable hospitality and entertainment to private sector suppliers or customers as described in this section. You should consult your manager, HR specialists, or contact the Business Conduct Help Line when in doubt about the appropriateness of a particular situation
•accept and participate in unsolicited business hospitality or entertainment with private sector suppliers or customers depending on the function or services you perform for Bell and if the hospitality or entertainment is clearly intended to facilitate business goals and is reasonable
•sponsor events/activities for private sector customers or potential customers where the purpose is to strengthen business relationships; however it is your responsibility to inform yourself and be sensitive to the customer’s own code of conduct on these issues
•accept unsolicited, nominal value hospitality, gifts or mementos from private sector suppliers or customers that are customary or business related, to the exception of gifts of a monetary value, as described above
•accept business entertainment from private sector suppliers or customers in the form of meals as long as it is modest, infrequent, and as far as possible on a reciprocal basis, and
•solicit modest gifts or prizes for Bell sponsored events from private sector suppliers or customers, which provide clear benefits to the sponsor and/or charitable organization, upon approval by your manager
Note: All hospitality and entertainment offers using Bell company-owned tickets, including those made to domestic public officials, must be made in accordance with the Bell National Hosting Suites and Ticketing Policy available on Bellnet site.
For further information, please refer to the Guidelines for Incentive and Recognition Programs on the human resources section of the Bellnet site.

Public Officials
Domestic
Do not solicit, accept, offer or give gifts, gratuities, favours or hospitality from or to domestic public officials or sponsor public sector events/activities without first consulting with the Regulatory and Government Affairs Team, complying with any applicable process or policy, for example, the Bell National Hosting Suites and Ticketing Policy, in the case of hospitality requiring Bell company-owned tickets and obtaining their express prior consent where required. Questions should be directed to the Regulatory and Government Affairs Team.
Foreign
Do not solicit, accept, offer or give gifts, gratuities, favours or hospitality from or to foreign public officials, sponsor foreign public sector events/activities or otherwise engage foreign public officials without obtaining the express prior consent of the Regulatory and Government Affairs Team.
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Factors which you and your manager should consider when assessing the proper course of action include:
• Is the public sector involved?
• Is Bell potentially involved in a major procurement activity with the company offered or offering the gift or entertainment?
• Would the gift or entertainment be considered appropriate or customary, taking into account the nature of the function or services you perform for Bell?
• Would it be perceived as insulting or damaging to the business relationship to return the gift or decline the hospitality?
• Can the gift or hospitality be applied to benefit all team members rather than certain individuals?
• Is the guest or guest’s organization a frequent recipient or provider of tickets or hospitality?

2.5Political Activities
2.5.1Political Contributions
Political Contributions refer to any payment or donation, including provision of services at favourable rates, irrespective of format or location, made on behalf of Bell to a recipient involved in federal, provincial, territorial or municipal political process, such as a political party, an election or leadership candidate, a riding association or an elected official. Bell’s Political Contributions Policy prohibits political contributions without the express prior consent of the EVP and Chief Legal and Regulatory Officer. This policy does not apply to political contributions made by individuals within Bell on their own behalf. However, funds or assets being contributed must originate with or belong to the individual making the contribution, and individuals making political contributions should be prepared to demonstrate ownership.
Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.
For further information, please refer to the Political Contributions Policy available from the policies and ethics section of the Bellnet site.
2.5.2    Lobbying on Behalf of Bell
Broadly speaking, lobbying involves reaching out to a public official in order to further Bell’s objectives, whether at the federal, provincial, municipal or other level of government. It is each employee’s own responsibility to know and ensure compliance with the rules, codes and guidelines applicable to the jurisdiction of the public official with whom the employee is meeting. Lobbying does not, however, include formal legal or regulatory submissions, communications in a public forum or responses to government Request for Proposals.
Lobbying public officials is a legitimate activity but the law sets certain boundaries around lobbying, as well as establishes some disclosure requirements, to ensure that lobbying activities are transparent and ethical. The Regulatory and Government Affairs Team must be consulted before making representations to public officials. If you have any questions, you may consult the Regulatory and Government Affairs Team prior to the meeting.
Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.

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2.5.3    Considerations in Foreign Jurisdictions
We are committed to complying with all applicable anti-bribery and anti-corruption laws, rules and regulations of every jurisdiction in which we operate.
It is illegal and prohibited for you, and those acting on Bell’s behalf (for example, a contractor or consultant), to directly or indirectly give, offer or agree to give or offer any form of advantage or benefit (including for example, gifts, gratuities, favours, money or hospitality) to a foreign public official in order to obtain an advantage in the course of business. The act of merely offering or agreeing to pay a bribe is an offence and prohibited, regardless of whether the foreign public official actually receives it. This includes small or modest payment to government officials to expedite or ensure performance of a routine government action.
Any individual looking to engage with foreign governments must obtain the express prior consent of the Regulatory and Government Affairs Team.
If you wish to report any unethical or illegal behaviour by a Bell team member or someone acting on Bell’s behalf related to dealings in or with foreign jurisdictions, you may report the matter to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
2.6Improper Influence on the Conduct of Audits
Employees are prohibited from coercing, manipulating, misleading or fraudulently influencing Bell’s internal or external auditors at any time and especially when the employee knows or should know that the employee’s action, if successful, could result in rendering Bell’s financial statements misleading in any way.
2.7Trading in Securities
2.7.1Insider Trading
As a director or employee, you may become aware of undisclosed material information about Bell or another company. Unless you are certain that the entirety of this information has been publicly disclosed, it is illegal for you to:
•trade in securities of BCE Inc., Bell Canada or any other company to which the information relates (securities include, without limitation, common and preferred shares, debt securities, options, share units as well as any related financial instruments), or
•disclose this information (other than in the context of the very narrow necessary course of business exception and on a confidential basis) to another person – also known as “tipping” – even if the other person, the tippee, is related to you or is a friend. Trading or tipping by the tippee is also illegal
Undisclosed material information refers to information that, if disclosed, could have a significant effect on the market price of a company’s securities or is likely to be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. Some examples of what could constitute undisclosed material information are financial results, key financial and non-financial metrics, financial guidance and business plans before they are publicly announced, material planned business acquisitions or dispositions, significant new products and services before they are launched and cybersecurity incidents.
At law, severe penalties may be imposed against you personally as a result of unlawful trading and tipping.
Assuming you are not otherwise aware of undisclosed material information, the recommended time to trade BCE Inc. and Bell Canada securities is during the period beginning on the second business day following the day of announcement of BCE Inc.’s and Bell Canada’s quarterly financial results and ending 14 calendar days before the last day of the quarter during which the announcement is made (the “permissible trading window periods”). All employees are required to keep accurate records of their securities transactions and may be asked to report to Bell their holdings and investment transactions.
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Insiders who are subject to the Insider Trading and Reporting Policy are prohibited from trading in BCE Inc.’s or Bell Canada’s securities outside of the permissible trading window periods.
Even after Bell has officially publicly released material information, it is important to be sure that sufficient time has elapsed to enable the information to be disseminated to investors. As a rule of thumb, you should not trade securities until the second business day following the public announcement.
The enrollment in or withdrawal from and change to the percentage contribution under the BCE Employees’ Savings Plan is also considered to be trading in securities and is subject to the same general principles.
Should you have any doubt regarding your ability to legally trade in securities or whether any information can be disclosed, you must consult the Corporate Secretary’s Office before trading or disclosing any information.
Additional restrictions and obligations are applicable to the trading in securities by members of the board of directors, executives and other “insiders”, as defined in the BCE Inc. and Bell Canada Insider Trading and Reporting Policy. For additional information on such restrictions and obligations, you should consult the BCE Inc. and Bell Canada Insider Trading and Reporting Policy, which is available on the policies and ethics section of the Bellnet site. A copy of this policy can also be obtained from the Corporate Secretary’s Office.
2.7.2    Short Sales, Calls and Puts
As a director or employee of Bell, you may not, directly or indirectly, engage in the following activities with respect to BCE Inc.’s securities or the securities of any of its affiliates (such as Bell Canada): (a) short sale; (b) buy or sell a call option; and (c) buy or sell a put option.
In summary, you cannot sell short securities of BCE Inc. or its affiliates, and you may not buy or sell call options or buy or sell put options over the same securities. You must exercise great caution in your trading in order to avoid inadvertent breaches of these restrictions.
2.8Public Disclosure of Information
Only authorized executives can decide the timing and content of public disclosures regarding Bell, such as the issuance of news releases and the public filing of continuous disclosure documents with securities regulatory authorities.
If you are not an authorized designated spokesperson, you must not respond under any circumstances (including on a “no-name” or “off the record” basis) to inquiries from, or voluntarily provide information to, the investment community or the media, unless specifically asked to do so by an authorized designated spokesperson.
⇛ Any inquiries you receive from the investment community or the media need to be immediately referred to Bell’s Investor Relations Department or Communications Department, respectively.
The list of authorized designated spokespersons can be found in Bell’s Disclosure Policy available on the policies and ethics section of the Bellnet site.
2.9Confidentiality of Customer and Employee Information
We take privacy seriously at Bell. Protecting the personal information of our customers and employees is a fundamental responsibility. To support this, we have developed two formal privacy codes: the Bell Privacy Policy, which applies to customers’ personal information, and the Bell Employee Privacy Policy, which applies to employees’ personal information. The Bell Privacy Office oversees compliance with these policies and can be contacted at privacy@bell.ca.

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2.9.1Customer Privacy
Everyone at Bell is responsible for safeguarding customer privacy and ensuring customers have confidence that their personal information is secure when doing business with us.
Our approach to customer privacy is built on the following principles:
•we are transparent about our privacy practices
•we use information only for the purposes we have communicated to customers
•we obtain appropriate consent when required
•we use suitable safeguards when we store, deliver, and get rid of information to protect it from unauthorized disclosure
•we don’t disclose customer information to others without their consent, unless permitted or required by law
Because of the nature of our business, we have special obligations when it comes to protecting our customers’ communications, including telephone and Internet communications. Privacy laws, and the Criminal Code, prohibit us from intercepting, monitoring or sharing customer communications except in very limited circumstances. For example, the content of customer communications may only be monitored to ensure call quality, and only with the customer’s knowledge. However, unintentional interception of a call may occur, for example, when completing repairs or testing network availability. In these instances, you must advise the parties on the call of the unintended interruption and immediately disconnect.
Before starting a new initiative that collects, uses or discloses personal information, you must obtain approval from the Bell Privacy Office by completing a Privacy Impact Assessment (PIA). For more information, review the Data Governance and Privacy page.
Bell’s Privacy Policy outlines our commitments of Bell and customer rights regarding personal information. For more details, refer to the Privacy Policy.

Q: I am a customer service representative for the residential market. A caller, self-identifying as the spouse of a wireless customer, requests billing details for the spouse’s account, indicating that the caller looks after bill payments for the family. Should I provide the information?
A: If the caller is not explicitly listed on the account as an authorized co-user, the information should not be provided. Account details, particularly for wireless accounts, can be very sensitive information and is often sought in the context of matrimonial disputes. Advise the caller to have the account holder of record contact Bell to have the spouse added to the account as an authorized co-user. This approach applies equally to all customer accounts, in all business units.

2.9.2Employee Privacy
Bell protects the personal information of its employees which is collected only for purposes relevant to managing the employment relationship. Personal information means information, in any format, about an identifiable individual, but does not include the name, title, business address or telephone number of an employee. Employee personal information includes records such as personnel files and other documents used to provide services or support, such as pay or benefits information. Personal health information is managed separately by the Disability Management Group.
Employees should not have any expectation of privacy when using Bell-managed applications or services on any device or equipment, whether provided by Bell or personally owned (for example, email, internet or intranet use, voicemail, computer files, network) as well as workspaces (for example, desks, lockers, and vehicles). Bell may monitor or search any Bell-related property, systems, or workspaces at any time if it has reasonable grounds to do so.
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Additional information is available through the Employee Privacy section of the human resources section of the Bellnet site as well as in the Acceptable Use of Information Technology Resources Policy. Any evidence of child pornography must be reported immediately through the Internet child pornography reporting form.
2.10Protecting Confidential Information
Employees must comply with the Data Governance Policy, the Information Security Policy and related directives, the Directive on Records Retention Schedule, the Security Directive on the Secure Destruction of Information Storage Media and where applicable, the One-Time Data Destruction Policy. These policies ensure that Bell’s information is properly classified, protected, stored, shared and disposed of according to legal requirements and business needs. They apply to all forms of records regardless of who has prepared them, regardless of the medium used (paper, electronic or other), and whether they reside on Bell’s premises, servers or infrastructure.
Confidential information is information about our business that must not be made publicly available. This covers information classified as Internal Use or Confidential, as well as information that has not been explicitly classified as Public. Examples of confidential information that must be safeguarded from disclosure include:
•employee or customer personal information
•contracts, agreements, marketing strategies, pricing, bids, proposals and training material
•undisclosed financial results
•passwords and encryption keys
•pictures, screenshots, transcripts, or recordings of confidential discussions or information, including those created using collaboration tools (e.g., Teams) in accordance with Bell’s policies
•any video, picture or recording taken on work premises or of Bell premises (apart from those created using collaboration tools in accordance with Bell’s policies), unless specifically approved by director level management. Furthermore, it is strictly prohibited to record any identifiable individual without the person’s knowledge and consent, except if such recording is for investigation purposes and authorized in writing by Corporate Security, and
•information obtained due to your position with Bell, such as details about sports games a sport game or events (e.g., player’s health, availability or coaching decisions[1])
[1] You must not use such confidential information to, directly or indirectly, bet or wager money or anything of value on any game or event (including any exhibition, regular season or playoff game).
All employees are responsible for:
•ensuring compliance with business, legal and regulatory requirements for record retention and destruction
•preserving and making accessible relevant records to meet operational, legal, or regulatory obligations (such as during litigation or investigations).
•securely storing confidential information at all times (e.g., not on unregistered portable storage devices or personal devices that have not been registered through the bring your own device process)
•not sending confidential information to personal email accounts
•avoiding discussions of confidential information in public places (including by phone in taxis, trains and airplanes) or with individuals who do not have a legitimate business need to know
•reporting immediately unauthorized disclosure, transmission, misappropriation or misuse of confidential information to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.

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Post Employment Obligations
Your duty to protect Bell’s confidential information continues after your employment ends. Upon leaving Bell or changing roles, you must: return all copies of confidential information and documents, including electronic records, and all third-party information entrusted to Bell return all Bell equipment, such as mobile devices, laptops and external storage devices continue to uphold the confidentiality of Bell confidential information and not use or share it after your employment ends.
Preservation of Records under Legal Hold
If you are notified that your documents are subject to a “legal hold” you may need to take additional steps to ensure your records are preserved until the hold is lifted. Please refer to the Data Governance Policy for additional details.

Q:How do I tell if a document (paper or electronic) is confidential if it is not marked as such?
A: You must begin by asking the person who issued the document (if known), as the originator is the person who must determine the security classification. If you can’t find the source of the information and the nature of the document does not make the classification obvious (such as information that has been made public), the document must be treated as confidential until the proper classification is determined.

2.11Prohibition on Use of Confidential Information for Sports Betting
This Code applies to all Bell employees, who, in the course of their employment including within media-related roles (such as broadcasting, news, production and digital content), become aware of or have access to non-public confidential information related to a sporting event. This may include:
•unannounced injury reports or player availability
•internal team strategies or dynamics
•early access to non-public statistics, analyses or performance data, or
•disciplinary actions or suspensions not yet announced
Employees are prohibited from using any such confidential information, directly or indirectly, for personal gain including to bet or wager money or anything of value on any game or sporting event. This includes:
•placing bets or wagering on sporting event outcome, scores, player statistics, player trades, draft pick selections, or disciplinary matters
•using confidential information when participating in any fantasy sport leagues or contests that award cash prizes or other forms of value, or
•sharing confidential information in connection with anyone else’s betting or wagering activities, including fantasy leagues, or from asking anyone to place bets or wagers on your behalf
Employees are prohibited from disclosing confidential information related to a sporting event or game unless that person has a legitimate business need to know the information as part of their job responsibilities. Disclosure for any other reason, including to assist others in betting or wagering, is strictly prohibited.
2.12Doing what’s right for our Customers
Customers and customer service are at the core of our business. We care about how our actions affect our customers. We have to be honest, courteous, and respectful when dealing with our customers and their property whether visiting their homes or place of business, or interacting in-store, or on the phone. There is never a situation where ethical or legal obligations should be compromised to meet sales objectives.
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Our customers expect us to be ethical in our practices, to provide quality products and services, and to be truthful when discussing our advantages and benefits.
To maintain that trust we must:
•offer customers only those services which they need or want
•promote our products, services, packages and pricing accurately even when up-selling and providing retention discounts
•ensure customers understand what they are ordering
•give customers the straight facts about their competitive choices
•not offer to waive charges, cut special deals or grant discounts that are not authorized
•never mislead customers or misrepresent facts or allow our judgment to be compromised
•demonstrate an unwavering respect for each customer’s uniqueness including, but not limited to: culture, ethnicity, gender, gender identity/expression, age, religion, disability, sexual orientation, education and experiences
•serve our Québec clients in the official language of their choice (French or English), and
•report any unethical behaviour we witness

Q: You are trying to close a sale with a customer. There are conditions applicable to the offer you’ve described that may make the customer reluctant to subscribe. You know those conditions will be described in the confirmation email the customer will receive and in the contract. Can you leave those details out and let the customer read about them?
A: It is your responsibility to communicate our offers and prices accurately. You must advise the customer of all applicable conditions so that they can make an informed choice prior to purchasing.

2.13Dealing with Suppliers and Competitors
2.13.1Supplier Relations - Reciprocity
Like many corporations, we purchase goods and services from thousands of suppliers, many of whom are also our customers.
⇛ All individuals involved in procurement are responsible for ensuring the acquisition of the highest quality and optimal value at a reasonable cost.
While we quite naturally want to do business with our customers, and will take advantage of every opportunity to do so, we must keep in mind that this should not be done at the expense of price, quality and service.
Reciprocity is an arrangement where a purchaser gives business to a supplier because that supplier is its customer for other products, in preference to another supplier. Reciprocity, whether it originates with the buyer or the seller, should be handled with utmost care for a number of financial, ethical and legal reasons. For example, we may lose the opportunity to save money on our purchases if we choose suppliers solely because they are Bell customers, and we may be accused of anti-competitive behaviour. Under certain circumstances, we may, for strategic marketing reasons, develop and contract services exclusively with a given supplier. The Legal Team must be consulted before such arrangements are established.
2.13.2Supplier Relations - Foreign Jurisdictions
Bell must abide by all applicable laws, including those related to sanctions and export controls. All supplier relationships in foreign jurisdictions must be established in compliance with guidance from the Legal, Regulatory and Government Affairs Team.
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2.13.3Treating Competitors with Respect
We welcome and encourage fair and open competition and we are committed to treating competitors with due respect. By doing so, we honour the competitive spirit that motivates us to perform at our best.
Demonstrating competitive behaviour entails that we:
•exercise care when commenting publicly on such topics as a competitor’s financial situation, business practices, management, reliability or foreign ownership, and
• do not:
•portray a competitor to the public or to a customer in an inaccurate, misleading, disparaging or unfair manner or in a way contrary to laws that govern competitive business practices
•state as a fact our understanding of a competitor’s price information as that information may be out of date and incomplete
•behave disrespectfully toward a customer who has decided to purchase a competitor’s products or services; rather we rigorously promote and provide high-quality service for any other product we may supply to this customer
2.13.4Obtaining Information about our Competitors
We have every right to gather information about the marketplace in which we operate through legal and ethical means. This includes information about our competitors, their products and services, technology, prices, advertising, and so on.
However, we do not engage in industrial espionage, buy proprietary information or induce employees or former employees of our competitors to disclose proprietary or confidential information of the employee’s current or former employer.
If you become aware that confidential or proprietary information about a competitor is circulating through Bell, you must not use such information and must immediately report it as indicated below.

Q: Our business unit recently hired someone who was employed with a competing radio station. This person has confidential information which would be very valuable to us. Can we ask the person to disclose this confidential information?
A: Absolutely not. The new employee has an obligation to protect the employee’s former company’s confidential or proprietary information, just as you would be obliged to protect Bell’s confidential or proprietary information if you were to leave Bell. You must respect the employee’s personal integrity as well as the employee’s obligation to the employee’s former employer.
Inducing an employee to disclose such confidential information is a violation of the Code.
Q: If I become aware that this person is disclosing a competitor’s confidential information to Bell employees, should I report it?
A: Yes you must report this fact to your immediate supervisor or through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 – and you must not use such confidential information. Bell’s reputation could be significantly harmed by such disclosure and taking immediate steps to contain the confidential information is critical. Failure to report is a violation of the Code.

2.13.5Agreements with Competitors
In many cases, agreements between competitors that restrict i) the price at which competitors can sell their products or services to customers, ii) the customers to whom competitors can sell, or iii) quantities that competitors will produce or market, are criminal offences and thus prohibited. To be clear, this prohibition
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does not address cases where two competitors are simply entering into an agreement as buyer and seller of each other, as is for instance common in our wholesale division.
The law provides certain exceptions and we may, for strategic reasons, sometimes take advantage of these exceptions and enter into specific agreements with competitors. For instance, the rules allow, under certain conditions, the submission of joint bids with competitors in response to requests for proposal, something which otherwise would appear to be a prohibited agreement on price. The Legal, Regulatory and Government Affairs Team must be consulted before arrangements with competitors are established.
2.13.6When a Competitor is a Customer
When providing competitors with network facilities, broadcasting, access or other services, we cannot use information obtained as a result of that process in any manner which would give us an undue competitive advantage. This includes ensuring that this information is not made available to those within Bell or its affiliates who develop competitive service strategies. It also means that we must not disclose a customer’s choice of competitive carrier to anyone who does not clearly require the information to provide service to the customer.
2.14Safeguarding Bell Assets
We are all responsible and accountable for safeguarding Bell assets from loss, damage, theft, fraud, vandalism, sabotage or unauthorized use, copying, disclosure or disposal. The improper use and/or reporting of assets could seriously undermine Bell’s integrity, adversely affect our business strategies and decisions and weaken investor confidence. It may lead to disciplinary action up to and including dismissal. It could also constitute a criminal offence.
Bell’s assets include but are not limited to, offices and office equipment, inventory, computers, art, telephone and video equipment, vehicles, tools, materials, buildings, people, property, information, funds, communication networks, information systems, and intellectual property.
Access to and use of these assets must be authorized, adequately controlled and based on business needs. We should not use Bell assets for personal purposes, except when authorized by your leader. Employees must take appropriate measures to prevent property damage, theft, fraud, loss, abuse or unauthorized access to physical or logical assets, and intellectual property (including data).
Employees are expected to safeguard Bell assets and comply with Bell policies (available in the policies and ethics section of the Bellnet site), including:
•the Policy on Authorizations
•the vehicle related policies and practices (available in Fleet solutions Bellnet site) which cover both the use of Bell-owned vehicles and the use of employee’s vehicle for Bell purposes
•the Security policies (available on the policies and ethics section of the Bellnet site) for the tools and equipment used as part of their functions
Loss or theft of Bell assets, property damage and malfunctioning doors and locks are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.
2.14.1Information Security
All Bell team members, contractors and consultants are responsible to comply with the Information Security Policy to protect the confidentiality, integrity and availability of information. Team members must also support the establishment of appropriate processes and controls to mitigate information security risks, while also ensuring financial, operational, and reputational risks are mitigated. Any suspected or actual Information Security incidents must be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.
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For proper and responsible use of Bell’s information technology (IT) resources, all team members must comply with the Acceptable Use of Information and Technology Resources Policy..
2.14.2Physical Security
Physical security controls are essential in protecting Bell sites, assets, personnel and business operations on a continuous basis and during events. All team members have a responsibility to protect Bell sites and assets and to comply with the Physical Security Policy, including by complying with the safeguards that have been put in place. Physical security safeguards are designed to prevent, deny, delay or detect unauthorized access to our assets and activate appropriate responses, and team members play a key role in ensuring they are not bypassed, circumvented or disabled.
All team members, consultants and contractors must wear a visible, valid, designated ID card at all times while on Bell premises. An ID card can only be used by the team member to whom it is issued. It cannot be shared or lent. Visitors must wear a visible, valid, designated visitor’s card while on Bell premises and must be escorted by a Bell team member at all times.
Team members must question anyone not wearing a valid ID card and escort them to the security desk or off site. If the situation escalates and poses a threat, 911 or local authorities must be contacted immediately. Once it is safe to do so, the incident must be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.
2.14.3Fraud Prevention
Fraud is defined as an intentional deception, falsification or misrepresentation made for personal gain, or to damage or create loss for the organization, customers or individuals. This can include the misuse or misapplication of the organization’s resources or assets to conduct internal fraud. This can also include actions taken towards business partners such as clients and service providers as well as false or inflated insurance claims presented to Manulife or any other insurance provider.
Successfully preventing fraud requires an ongoing commitment from all of us. This includes actively participating in the prevention, detection, and reporting of suspected fraud, whether committed by an internal or external party. As employees we will not engage, directly or indirectly, in account falsification, false claims, time fraud or any other fraudulent or corrupt business practices.
Fraudulent actions are not only unethical, but may also be a violation of domestic and international law and result in civil or criminal prosecution.
⇛ Bell has a “zero tolerance” stance with regards to all confirmed fraud situations.
If you are approached by anyone with an opportunity to engage in fraudulent activities or become aware of a colleague engaged in fraudulent activities, you must report the incident to your manager, HR and Corporate Security, or report an incident anonymously through the confidential Employee Help Line available at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
2.14.4Business Continuity
Bell recognizes the importance of its infrastructure and services for its team members and customers. To that end, all business unit leaders and team members must ensure they have appropriate business continuity plans and disaster recovery plans to be ready to react to any type of events that may impair our activities.
2.14.5Emergency Management
Team members may encounter various emergency situations that can directly affect them or Bell. To this end, Bell is committed to a level of preparedness and planning that is designed to “protect life and property” and to ensure a rapid return to providing service to our customers. Through the development and implementation of emergency response procedures and the “Be Ready” training modules, employees and
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business units will be ready to respond during emergencies. All employees must follow the “Be Ready” online training every two years.
In the event of a life-threatening emergency first make sure you are safe, then call 911 (or local emergency service). All emergencies and emergency conditions including unplanned evacuations, or situations significantly impairing or potentially impacting service (such as but not limited to floods, major fires, power outages, health and safety emergencies) occurring on or in proximity to Bell facilities are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or cni-nic@bell.ca. For information on Bell’s Emergency Management procedures, consult the Corporate Security section of the Bellnet site.
Evidence of serious criminal activity such as terrorism, found on Bell or customer premises or Bell systems, are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911, unless involving an imminent threat where 911 must be called.
Significant facility or utility interruptions, surveillance, control systems or any service failures that impact our network are to be reported to the National Network Operations Centre (NNOC) at 1-888-570-1091.
2.14.6Corporate Credit Cards and Bell Funds
We are personally responsible for funds, cash, cheques, postage, etc., over which we have control. Corporate credit cards are not to be used for personal cash withdrawals or purchases and other charge cards are to be used only for business purposes. We must also ensure that all expense vouchers, benefit claims and invoices are accurate and properly authorized.
Corporate policy regarding the use of corporate credit cards and corporate travel is detailed on the Travel and Expenses Management Bellnet site. We must, unless unavailable, use the services of suppliers with whom Bell has negotiated agreements (e.g. travel agents, airlines, car-rental agencies, taxi companies, hotels).
2.14.7Hiring Consultants or Contractors
Hiring of contractors, consultants or other external resources must follow the rules as outlined on the external labour section of the Bellnet site and hiring of external resources must also comply with the principles and procedures of the Contingent Labour Program Policy and the requirements of the relevant Bell Policies available on the policies and ethics section of the Bellnet site, including the requirements for personnel screening. In addition, all contractors performing high-risk work must be pre-qualified to ensure all workers are competent, trained and compliant with the health and safety requirements of Bell, prior to conducting any work for Bell, as outlined in the Directive on contractor safety and high-risk services.
2.14.8Electronic Procurement and Electronic Processing of Expense Reports
Bell electronically processes much of its procurement needs including employee expense reports and accounting for corporate credit card payments. All employee expense reports and credit card payments must be approved by a leader one level above the employee submitting the reports.
2.14.9Business Books and Records
Bell’s books and records contain information essential to effective and efficient operations. They form the basis upon which key decisions about Bell are made by our executives, financial analysts, shareholders, investors, and regulators.
Because they are so crucial to Bell meeting its legal, regulatory and financial obligations, we must ensure that all documents, reports, plans and records falling under our responsibility are accurate and complete. We must also ensure that all transactions are properly authorized.
In preparing and maintaining our books and records, we must:
•adhere to all accepted accounting standards and practices, rules, regulations and controls applicable to us
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•ensure that all entries are recorded accurately, on time, in the proper accounts, and are properly documented
•record all funds, assets and transactions; we may not establish any undisclosed or unrecorded fund or assets for any purpose
•keep books and records which reflect fairly, accurately and in reasonable detail Bell’s transactions, acquisitions and disposal of assets and other relevant activities
•sign only those documents we believe to be accurate and truthful
•restrict access to sensitive or confidential information (such as financial records and customer information), and
•maintain internal control processes to ensure that Bell meets its book and record keeping obligations
2.14.10 Standard Contracts and Agreements
If you are in a position to develop or sign contracts, you must take necessary steps to protect the interests of Bell by ensuring that only Bell standard form template contracts are used and, in the case of purchase agreements, the Procurement Policy is followed. All contracts must be reviewed by appropriate departments such as, Legal, Regulatory and Government Affairs, Procurement, Corporate Security, Corporate Responsibility & Environment, Health, Safety and Workplace, Risk Advisory Services and Insurance. Standard contracts must not be modified without prior approval of the Legal Team.
2.14.11 Intellectual Property
Intellectual property such as patents, inventions, copyrights, trade-marks, domain names, industrial designs and trade secrets are strategic assets of Bell and must not be disclosed to or used by others without first ensuring that appropriate legal safeguards are in place. Failure to do so could result in Bell losing rights in its intellectual property. Every employee has a responsibility to preserve, protect and enhance the value of these assets.
Intellectual property rights also reside in and protect know-how, business methods and processes, computer software, written materials (including paper or electronic form), graphics, photographs and audiovisual works, whether developed internally within Bell or obtained from others.
Trade-marks, including Bell’s logo and its various trade names, are among Bell’s most valuable assets. When using them, employees must follow the Brand guidelines, and must immediately report any infringement or misuse of such trade-marks or trade names to the Brand team by sending an email to info.branding@bell.ca. In addition to protecting Bell’s intellectual property, we also have a responsibility to avoid infringing intellectual property rights of others, as detailed in the Intellectual Property Policy available on the Bellnet site.
All intellectual property conceived or made in the course of our employment with Bell or which are within the scope of Bell’s business interests, are rightly the exclusive property of Bell. Each employee assigns to Bell the ownership of all such intellectual property and also waives in favour of Bell any moral rights they may have in such intellectual property. Employees are prohibited from applying for patents or other intellectual property registrations in regards to intellectual property that belongs to Bell, nor can Bell’s intellectual property be used for personal purposes or gain.
For additional information, please consult the Intellectual Property Policy available on the Bellnet site.
2.15Development and Use of Artificial Intelligence Technologies
Bell is committed to ensuring the responsible development and use of artificial intelligence ("AI") technologies. A responsible approach to the development and use of AI that aligns with the company’s ethics, privacy, and security requirements and broader environment, social and governance objectives is expected to support
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customer, employee, and other stakeholder confidence in this important technology, contributing to Bell’s ability to use AI to advance how Canadians connect with each other and the world.
In support of this commitment, Bell adheres to the following guiding principles:
•responsible, effective and safe AI deployment
•user empowerment and accountability
•research and innovation leadership
•robust governance and transparency
•proactive approach to risk management
All Bell team members are responsible to comply with our Responsible AI Policy available on the Bellnet site, which applies to any AI systems developed, licensed or used by Bell, whether those AI systems are developed internally or by third party resources.
2.16Social Media
Social media includes any digital communication channel that allows individuals to create, share or comment on content. Bell team members must comply with our Bell Employee Social Media Guidelines available on the Bellnet site. They’ve been created to empower employees to be Bell advocates while still protecting Bell’s reputation and ensuring compliance with applicable laws and regulations. The Social Media Guidelines cover all social media other than LinkedIn. Separate guidelines for LinkedIn can be found here.
As with all communications, employees engaged on social media must abide by the following general principles:
•any comment made must be true, genuine and not misleading
•your online presence is a reflection of you, both personally and professionally, and Bell
•always use common sense: be ethical, professional and treat others with respect
In addition to following the Social Media Guidelines, team members are required to follow the Bell Code of Business Conduct while participating on social media. As with any company policy, violations can result in disciplinary action, up to and including termination of employment.
The Bell Social Media team provides authorization to certain Bell employees to socially engage via LinkedIn on product and services messaging. For these employees, specific guidelines apply. If you have any questions regarding Bell’s Employee Social Media Guidelines or Employee LinkedIn Guidelines or are unsure if what you want to post is permissible, please reach out to the Social Media team at social.media@bell.ca.
A complete copy of the Bell’s Employee Social Media Guidelines and Employee LinkedIn Guidelines with relevant examples, is available here and from the policies and ethics section of the Bellnet site. Additional related corporate policies, such as Bell’s Acceptable Use of Information Technology Resources Policy and Bell Media’s Social Media Policy for CTV News and on-air talent are available from the policies and ethics available on the Bellnet site.
2.17Workplace
2.17.1Bell Workways program
The program is designed to provide our employees with the opportunity to more effectively manage work, family and other life commitments by providing alternative approaches to where and when work gets done when possible, while ensuring we continue to meet Bell’s business objectives and deliver strong results. Offering employees flexible work options reflects Bell’s Strategic Imperative to Engage and Invest in Our People, contributing to a more inclusive, healthy and supportive workplace for the Bell team.
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Please refer to the Bell workways section of the Bellnet site for additional information or consult the Bell Workways Policy. In some cases, breach or failure to comply with the Bell Workways Policy can also lead to disciplinary measures, up to and including termination of employment.
2.17.2Health and Safety
At Bell, a safe and healthy workplace is essential to achieving success in all areas of our business. The health and safety of our team members, our contractors, our customers, and members of the public, is paramount.
Bell team members share the responsibility for their own health and safety as well as those around them. As such, they must perform their job in a safe and secure manner in compliance with company policies, directives, procedures, and actively participate in training and all required health and safety activities when applicable. Team members must immediately report all unsafe conditions and work-related injuries, illnesses, and incidents to their leaders. Every team member is expected to take every reasonable precaution to protect all team members and other parties.
Additional information on Health and safety programs and procedures are available on the health and safety section of the Bellnet site under Human Resources, Workplace and Safety.
You can also consult the Health and Safety Policy or contact the Corporate Health and Safety team for more information at info.ss-hs@bell.ca.
2.17.3Mental Health
At Bell, we believe that the mental health of our team members is essential to achieving personal and organizational success and we are committed to leading by example in our own workplace by promoting mental health and supporting team members with a mental illness.
We expect every member of the Bell organization to take primary responsibility for their own health.  Every employee also has a responsibility to contribute towards a workplace that promotes mental wellbeing.
Bell is committed to:
•supporting employees experiencing mental illness through our workplace practices
•understanding what factors contribute towards mental wellbeing at work by reviewing Bell’s mental health policy, employee feedback, government and legal requirements, and current best practices
•setting objectives that drive continuous improvement of our workplace mental health strategy and regularly evaluating our approach
•implementing or adapting policies and practices that support mental health in the workplace within the context of our corporate priorities and the evolution of our industry
•providing resources and training to educate all team members about mental health and
•encouraging employees to take part in activities that contribute to their own mental health in the workplace
Additional information on Mental Health in the Workplace, training and resources is available on the human resources section of the Bellnet site at Mental health and well-being.
You can also contact the Workplace Health team for more information at workplacehealth@bell.ca.
2.17.4Respectful Workplace
At Bell, we are proud of our focus on fostering an inclusive and accessible workplace where all team members feel valued, respected, supported, and that they belong. This includes support for reasonable workplace accommodations where team members are expected to take part in the process by providing sufficient information about their needs and working with their leader to explore various options.
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In recognition of the role that civility plays in fostering a respectful workplace, all team members are expected to adopt civil, respectful, and professional conduct in all interactions with other team members and individuals in the workplace.
Bell does not tolerate and condemns any form of discrimination or harassment and violence, whether directed against an individual or group, including employees, customers, suppliers and shareholders. This specifically includes discrimination based on race, national or ethnic origin, colour, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability or any of the other prohibited grounds listed in the applicable human rights legislation.
Bell complies with Canada’s legislated employment equity programs. Currently, the Employment Equity Act focuses on four designated groups: women, indigenous peoples, persons with disabilities and members of visible minorities. Building a diverse workforce leads to a more inclusive, innovative and engaged workplace that serves better to our communities. By including diverse suppliers into our sourcing processes, Bell also gains access to competitive offerings, greater innovation, and culturally diverse business interactions.
Resources to support our team members are available on our respectful workplace, human rights and diversity, equity, inclusion and belonging sections of the Bellnet sites.
Bell operates in both official languages, English and French, and complies with Québec laws requiring French to be the primary language used in workplaces in that province. Our Language Diversity Program provides training, tools and a language pairing program to support bilingualism throughout the organization. For more details, please see the Bell Language Policy.
2.17.5Preventing Workplace Harassment and Violence
Bell is committed to fostering a safe, respectful, diverse and inclusive workplace, and preventing and resolving incidents of harassment and violence that may occur while also providing support to those who may have been involved in such incidents.
Workplace harassment and violence definition, as well as roles and responsibilities in promoting a healthy work environment, preventing harassment and violence, and resolving incidents, if they occur, are described in our Workplace Harassment and Violence Prevention Policy, which also sets out examples of harassment and violence.
This policy applies anywhere work or work-related activities are conducted, whether inside or outside Bell premises, during or beyond regular work hours, or wherever/whenever there is a sufficient connection to the workplace.
Team members are responsible for complying with the Workplace Harassment and Violence Prevention Policy. Failure to do so may result in corrective or disciplinary actions, up to and including dismissal. All team members must follow the “Be Respectful” online training as assigned, and must disclose any involvement, of a sexual nature, with a team member within the same reporting structure to Human Resources.
Please read the Workplace Harassment and Violence Prevention Policy and refer to the respectful workplace section of the Bellnet site for additional useful information.
2.17.6Alcohol, Drugs and Other Substances
All employees are required to be fit for work and must not be impaired by the use of illicit drugs, recreational cannabis or alcohol in the workplace. The workplace includes all locations where company business is conducted, including employees’ home or remote work location during working hours. In addition, employees are required to behave responsibly and maintain appropriate behavior during company-sponsored social and recreational events.
Use, possession and trafficking of illicit drugs, recreational cannabis or alcohol is strictly prohibited in the workplace. Lawful possession of alcohol and recreational cannabis in employee’s home is however permitted.
PAGE 23 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

Employees are responsible for determining through their physician or pharmacist whether the use of medication might have an adverse effect on performance or put their or others’ health and safety at risk. If the use of medication and/or medical cannabis can impair their ability to perform their job safely, efficiently or otherwise affect performance or attendance, the employee must proactively inform their leader. Intentional misuse of prescribed or over-the-counter medications or medical cannabis is strictly prohibited.
To review the Drug and Alcohol Policy, consult the human resources section of the Bellnet site.
2.17.7Involvement in a Legal Matter
If you are involved in a legal matter or police case you must immediately inform your manager if this involvement has the potential to affect your ability to perform your job fully and competently. Loss of a driver’s license, for example, must be reported immediately if the affected employee is required to drive a Bell vehicle.
2.18Journalistic Independence
Bell is committed to upholding principles of journalistic independence and requires that all employees execute their day-to-day job responsibilities in a manner that respects this core value. An appropriate framework of independence between Bell Media News and Bell is a fundamental safeguard to ensure that news is covered in a fair, accurate, balanced and unbiased manner. Any interference, whether direct or indirect, actual or perceived, undermines the principles of news independence and can erode the credibility of Bell Media News, which is critical to maintaining the trust of audiences. Bell Media News is solely responsible for all news reporting decisions and for ensuring the integrity of their news operations.
The Journalistic Independence Policy governs editorial decisions made by applicable news divisions owned by Bell, including radio (collectively “Bell Media News”). Compliance with the Journalistic Independence Policy is mandatory for all Bell employees.
BCE’s communications department is responsible for addressing all queries from other media outlets regarding Bell Media and its divisions and properties, including Bell Media News. Furthermore, (i) non-public BCE information of which Bell Media News management or staff have knowledge in a capacity other than Bell Media News reporting or (ii) information in the possession of Bell Media in its capacity as an employer, must remain confidential and be treated in accordance with the Code and Bell’s Data Governance Policy.
If you have any concerns regarding compliance with the Journalistic Independence Policy, such concerns shall be communicated to your manager and/or the Vice President responsible for CTV News or the Vice President responsible for Noovo News, as applicable. However, if such reporting is either inappropriate, does not provide the necessary level of confidentiality, or as you otherwise prefer, the reportable activity should be reported to the Business Conduct Help Line or to the BCE Corporate Secretary.
To view the full Journalistic Independence Policy, consult the policies and ethics section of the Bellnet site.

The Business Conduct Help Line may be reached 24/7 by calling 1-866-298-2942 or by visiting clearviewconnects.com.

2.19Environmental Sustainability
Bell believes that environmental protection is integral to achieving our objective of creating a sustainable future, and to the success of our business. With that objective in mind, Bell strives to minimize, through innovation and a continual improvement process, the impact that some of our activities, products or services may have on the environment.
In support of this objective, you must adhere to Bell’s Environmental Policy and put into practice its principles such as preventing pollution, meeting legal requirements, and reducing greenhouse gas emissions.
PAGE 24 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

The Corporate Responsibility & Environment (CR&E) team has developed a series of policies, programs, directives, management frameworks and procedures to support employees in enacting these principals when performing their work duties. These documents are available on the Corporate Responsibility & Environment page on Bellnet.
All team members must report, without delay, all environmental incidents, inspections and inquiries by authorized third parties to the Enviro-line at 1-877-235-5368, available 24/7.
3ROLES AND RESPONSIBILITIES
3.1Business Unit Responsibility
Managers are required to ensure that all employees have access to the Code either on-line or in a paper format if required, and that they know, understand and comply with its provisions. To this end, they should ensure that all employees review the Code annually and comply with the annual review process outlined in this Code.
3.2Board of Directors, Corporate Governance Committee and Audit Committee
The Board of Directors, with the recommendation of the Corporate Governance Committee, has the authority to approve this policy. In addition, the Corporate Secretary’s Office in conjunction with Internal Audit, report quarterly to the Audit Committee on the number and scope of issues brought via the Business Conduct Help Line.
3.3Corporate Secretary’s Office
The Corporate Secretary’s Office has the responsibility of administering the Code and managing the Business Conduct Help Line, addressing conflict of interest issues and overseeing the annual certification of all executives and members of the Board of Directors under the Code, and compliance by all Business Units.
PAGE 25 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

APPENDICES

Supporting Procedures
The Code of Business Conduct annual review is included in the annual performance process. These procedures are located in the Career Zone section of the Bellnet site under Objective Performance.
Attachments

Attachment 1A	Certification of Directors and Executives under the Code of Business Conduct
Attachment 2A	Form BC 3684 – Employee Annual Record of Review
Attachment 2B	Form BC 3684A – Disclosure of Conflict of Interest or Potential Conflict of Interest
Attachment 3	Additional Resources

PAGE 26 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 1A

CERTIFICATION OF DIRECTORS AND EXECUTIVES UNDER THE CODE OF BUSINESS CONDUCT
The Boards of Directors of BCE Inc. and Bell Canada (in each case, the “Company”) and our shareholders, expect all Directors and executives of the Company to follow the highest possible standards of honest and ethical conduct and to encourage and promote a culture in which ethical business conduct is recognized, valued and exemplified.
Certification
I certify that I have reviewed, understand and follow the Bell Canada Code of Business Conduct (the “Code”).
In addition, I support the setting of standards needed to discourage wrongdoing and to promote:
•honest and ethical conduct, including the ethical handling of actual, potential or apparent conflicts of interest between personal and professional relationships
•full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company, in accordance with the Disclosure Policy
•compliance with laws, rules and regulations of federal, provincial, state or local governments, and other relevant private and public regulatory agencies in all jurisdictions in which the Company operates, and
•prompt reporting of all material violations of the Code to the Chair of the Audit Committee of the Board of Directors of the Company
To the best of my knowledge and ability, I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be compromised.
I acknowledge that I am accountable for following the Code and the responsibilities I have under it. I also acknowledge that complying with the Code is a condition of my employment. If I do not comply with it or applicable laws, rules or regulations, I may be subject to disciplinary measures, which could include dismissal from the Company.

PAGE 27 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 2A   Form BC 3684
EMPLOYEE ANNUAL RECORD OF REVIEW
Note to immediate manager: If this form is completed in paper format, please file original in employee’s personnel file.
Policy on conflict of interest
Employees owe their first business allegiance to Bell, and therefore they must remain free of interests or relationships which are harmful or detrimental to Bell’s best interests. Employees should avoid not only a real conflict of interest, but also the appearance of one which could tarnish their own or Bell’s image. Even though it is not always possible to avoid relationships that could place you in a position of potential or apparent conflict, it is important to inform your manager and avoid actions or decisions that would conflict with Bell’s interests.
Conflict of interest can lead to disciplinary action, even to dismissal and/or prosecution.
If you are in doubt, you should discuss your specific situation with your manager, who will then advise you as to the position of Bell with respect to the matter.
Annual certification
I have reviewed, fully understand and follow Bell Canada’s “Code of Business Conduct” including the section on Conflict of Interest.
I have reported immediately to my manager, and through the annual review process, and completed and sent a copy of Attachment 2B of the Code to the Corporate Secretariat’s Office at corporate.secretariat@bell.ca., any relationship or other circumstances that do or could place me in conflict with the interests of Bell. Any new situations will be reported immediately, in the same manner, as they occur. I hereby certify that I have no real or potential conflict of interest, except what is disclosed through the annual review process.
PAGE 28 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 2B   Form BC 3684A
DISCLOSURE OF CONFLICT OF INTEREST OR POTENTIAL CONFLICT OF INTEREST
Note to immediate manager: If this form is completed in paper format, please file original in employee’s personnel file. A copy should also be sent to the Corporate Secretary’s Office at: corporate.secretariat@bell.ca.
Employee

Family name	Given names	Employee number

I am directly or indirectly involved in other business or employment, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell: (please describe nature of conflict, parties involved, timing, etc.)

I have direct or indirect investment, business involvements or relationships, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell: (please describe nature of conflict, parties involved, timing, etc.)

I have, in the past 2 years, been employed or otherwise commercially involved in endeavours or companies which are in competition with Bell Canada and its affiliated companies (e.g.: Rogers, Telus, Videotron, Cogeco, etc.):

I am currently or was recently bound by restrictive covenants such as non-competition or non-solicitation restrictions:

Other:

For employees who declare a conflict due to past employment by a competitor: I understand that in my previous employment or commercial involvement with a competitor of Bell Canada and its affiliated companies I may have become aware of or given access to undisclosed confidential or proprietary information of my previous employer. As such, unless this information has been publicly disclosed or otherwise available in the marketplace, I am not to share such information. I also acknowledge that I have returned to my previous employer all property belonging to my previous employer including any confidential or proprietary information and documents provided to me including any third party information that was entrusted to me.
I declare that the information provided above is true and complete to the best of my knowledge.
Signature of Employee: ____________________________ Date: _____________________________
I have reviewed and discussed with the employee the information provided above, and I have taken appropriate steps to address the conflict or potential conflict.
Signature of Manager: _____________________________ Date: _____________________________
PAGE 29 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 3
ADDITIONAL RESOURCES
If you have any questions regarding the issues raised in this document or any questions on the Code, speak to your manager or consult with HR specialist at ASK HR. You can also contact the Corporate Secretary’s office at corporate.secretariat@bell.ca or should you prefer to ask the question anonymously, you can submit your question to the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
If you wish to report any unethical or illegal behaviour such as corporate fraud, or to raise any concerns regarding Bell’s accounting, internal accounting controls or auditing matters, you may report the matter to your manager or should you prefer to report the issue anonymously use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
You may also use the following resources:
•Human Resources section of the Bellnet site
•Corporate Security section of the Bellnet site
•life-threatening emergencies: call 911 and afterwards, when feasible, contact Bell’s National Incident Center (NIC) at 1-866-714-0911 or at CNI-NIC@bell.ca
•loss or theft of Bell assets, internal fraud, criminal activity, property damage, unauthorized disclosure of confidential information, known failures in security safeguards, malfunctioning doors and locks, emergency response system (non-life threatening emergencies), emergency conditions and service impacting situations are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca
•computer security incidents, virus, worms, spam or phishing using Bell’s name, any other computer or data network attacks, weaknesses in security systems, and unexplained systems changes are to be reported to bell.cirt@bell.ca during business hours or SOC 24/7 at 1-888-570-8125.
•significant facility or utility interruptions, surveillance, control systems or any service failures that impact our telecommunications networks are to be reported to 1-888-570-1091
•Corporate Responsibility & Environment team via the online Contact form
•Bell Enviro-line (to report an environmental incident or inspection) at 1-877-235-5368 Branding at info.branding@bell.ca
•Corporate Secretary’s Office Bellnet site or at (514) 786-8424
•Occupational Health, Safety and Workplace at (514) 870-5848 or at info.ss-hs@bell.ca
•Bell Privacy Office for customer related privacy issues at privacy@bell.ca or for additional privacy related information, visit bell.ca
•Information on privacy in the workplace for employees is available on the Privacy Bellnet site or at:
•English: privacy.coordinator@bell.ca
•French: coord.rens.pers@bell.ca
PAGE 30 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT

POLICY OR PRACTICE DETAILS

Issuing BU	Law & Regulatory Department
Policy sponsor	Corporate Secretary
Policy owner	Corporate Secretary’s Office
Primary contact	Corporate Secretary’s Office
Required approvals	Board of Directors, Corporate Governance Committee, Corporate Secretary
First release	1995
Review cycle	Annually

PAGE 31 © Bell Canada 2025. All Rights Reserved. CODE OF BUSINESS CONDUCT